Exhibit (d)(22)

Schedule B

amended as of June 30, 2016

to the

Sub-Advisory Agreement

dated January 11, 2013

between

AdvisorShares Investments, LLC

and

Treesdale Partners, LLC

A. Sub-Advisory Fee. Pursuant to Paragraph 4, the fees for the Funds, each a series of AdvisorShares Trust, shall be calculated based on the average daily net assets of a Fund, and the Adviser shall pay the Sub-Adviser monthly at the following annual rates:

Fee Schedule

Name of Fund	Sub-Advisory Fee
Treesdale Rising Rates ETF	0.65%	First $250,000,000
	0.59%	Next $750,000,000
	0.54%	$1,000,000,000

Agreed and Accepted:

AdvisorShares Investments, LLC	Treesdale Partners, LLC

By:	By:

/s/ Dan Ahrens	/s/ Yung Lim

Name:	Name:

Dan Ahrens	Yung Lim

Title:	Title:

Managing Director	Managing Partner